UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________to_________
Commission file number: 001-16751

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ANTHEM 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Anthem, Inc.
120 Monument Circle
Indianapolis, IN 46204

REQUIRED INFORMATION
The Anthem 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule presented herein have been prepared in accordance with the financial reporting requirements of ERISA.

ANTHEM 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2017 and 2016 and for the
Year Ended December 31, 2017
With Report of Independent Registered Public Accounting Firm

ANTHEM 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2017 and 2016 and for the
Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of Anthem 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Anthem 401(k) Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since at least 2002, but we are unable to determine the specific year.
Indianapolis, Indiana
June 15, 2018

Anthem 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2017	2016
Assets
Investments at fair value	$6,837,257,433	$5,662,903,587
Receivables:
Contributions receivable from employer	59,517,021	1,027,667
Contributions receivable from participants	17,568	15,883
Notes receivable from participants	184,829,120	171,041,028
Net assets available for benefits	$7,081,621,142	$5,834,988,165
See accompanying notes.

Anthem 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2017

Additions
Interest and dividends	$136,117,483
Net appreciation in fair value of investments	978,070,534
Interest income on notes receivable from participants	8,091,706
Contributions:
Participants	301,975,728
Rollovers	38,948,786
Employer	196,589,786
Total additions	1,659,794,023
Deductions
Benefit payments and withdrawals	425,244,011
Administrative fees	5,400,777
Total deductions	430,644,788
Increase in net assets prior to transfers	1,229,149,235

Transfer of assets from merged plans	17,483,742

Net assets available for benefits at beginning of year	5,834,988,165
Net assets available for benefits at end of year	$7,081,621,142
See accompanying notes.

Anthem 401(k) Plan
Notes to Financial Statements
December 31, 2017
1. Description of the Plan
The following description of the Anthem 401(k) Plan (the "Plan") provides only general information. More detailed information concerning the Plan may be found by consulting the summary plan description, which is available from the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
General
The Plan is a defined contribution plan which was established to provide savings opportunities for employees of Anthem, Inc. (“Anthem”) and certain of its subsidiaries (the “Participating Employers”). Employees of the Participating Employers are generally eligible to participate upon employment. The Plan Sponsor is ATH Holding Company, LLC, a wholly owned subsidiary of Anthem, Inc. Vanguard Fiduciary Trust Company (“Vanguard”) serves as the Plan’s trustee to administer the Plan’s assets. The Vanguard Group, Inc. ("Vanguard Group") serves as the Plan’s recordkeeper and provides investment services.
Plan Mergers
Effective December 31, 2017, the New England Research Institutes, Inc. Thrift Incentive Plan (the “NERI Plan”) was merged into the Plan.  Net assets available for benefits of $14,826,049 were transferred to the Plan on January 2, 2018. Actively employed participants in the NERI Plan became eligible to participate in the Plan effective January 1, 2018. In addition, other mergers and transfers of a lesser extent also occurred during 2017.
Participant Accounts
Individual accounts are maintained by the Plan for each eligible employee who participates in the Plan (“Participant”). Each Participant’s account is credited with the Participant’s contributions, allocations of the Plan Sponsor’s contributions, and an allocation of Plan earnings or losses, reduced by Participant withdrawals and certain administrative fees. Participant accounts are Participant directed. Forfeited nonvested balances of terminated Participants’ accounts are used to pay administrative expenses of the Plan. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s account.
Contributions
Participants may make voluntary contributions of 1% to 60% of eligible compensation, as defined in the Plan document, subject to limitations imposed by applicable Internal Revenue Service (“IRS”) regulations. Participants may make pretax contributions to a traditional 401(k) account or after tax contributions to a Roth 401(k) account. Eligible employees who do not make an election within 30 days of their date of hire are automatically enrolled in the Plan for pretax contributions of 4% of eligible compensation.
After the Participant has completed one year of service, the Plan Sponsor will match up to 100% of the first 3% of the Participant’s eligible compensation contributed, then 50% of the next 2% of the Participant’s eligible compensation contributed, for a total Plan Sponsor match potential of 4%. The Plan Sponsor match of Participant pretax and Participant after tax contributions is contributed as a pretax contribution.
Additional discretionary contributions may also be made by the Plan Sponsor. A discretionary contribution was made in the amount of $58,222,600 effective for the Plan year ended December 31, 2017.

Anthem 401(k) Plan
Notes to Financial Statements (continued)

Participants who attain age 50 by the end of the plan year may elect to contribute additional amounts to their account as permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001 and as provided by the Plan. A “catch-up contribution” enables Participants to contribute additional funds beyond the regular IRS limits as they near retirement. Catch-up contributions are not eligible for matching contributions.
Participants direct their elective contributions into various investment options offered by the Plan, including the Anthem Stock Fund and a brokerage option. The Anthem Stock Fund is a unitized fund that invests in Anthem, Inc. common stock, which means participants do not actually own shares of Anthem, Inc. common stock but rather own an interest in the unitized fund. A portion of the fund may also be invested in short-term reserves to accommodate daily transactions. Generally, Participants are permitted to change investment options daily. Plan Sponsor contributions are allocated in the same manner as that of the Participant’s elective contributions.
Vesting
Active Participants are immediately 100% vested in employee and employer contributions and any earnings thereon. Participants in former plans of acquired companies who were not active employees at the date the plans were merged into the Plan may be subject to separate vesting schedules on former plan employer contributions.
Benefit Payments and Withdrawals
An active Participant in the Plan may make a complete or partial in-service hardship withdrawal of the amounts held in the Participant’s account attributable to the Participant’s contributions, rollovers, pre-2006 employer match, and income allocated to the contributions account. The in-service hardship withdrawal must be necessary in light of an immediate and heavy financial need of the Participant due to one of six causes specified by the Plan, and the Participant shall have obtained all other withdrawals and nontaxable loans provided by the Plan. Participant contributions to the Participant’s account are suspended for the six months following a hardship withdrawal from a Participant’s account.
A Participant may make a withdrawal of voluntary after-tax contributions made to a traditional 401(k) account prior to January 1, 2012, or take a qualified distribution of Roth 401(k) contributions, as defined by the IRS, at any time. Additionally, after attaining age 59½, a Participant may withdraw Participant and Plan Sponsor contributions for any reason.
Upon termination of employment, the Participant is entitled to receive the fully vested current value of his or her account. If the current value of the vested account is less than $1,000, the account is paid in a lump-sum payment. If the vested account value is more than $1,000 but less than $5,000, the account will be rolled over into an IRA unless the Participant elects otherwise. If the vested account value is more than $5,000, the account will remain in the Plan unless the Participant elects otherwise. The Participant may elect to have the entire portion, if any, of the account held in the Anthem Stock Fund paid in whole shares of Anthem, Inc. common stock, with fractional shares and any uninvested funds paid in cash. Participant accounts must be distributed by the year following the later of retirement or attainment of age 70½. Upon death, payments are made to the Participant’s beneficiary in the form of a lump-sum payment or in installments.
Participant Loans
Participants may request a loan not in excess of the lesser of: (1) 50% of the vested account balance, or (2) $50,000, less the highest outstanding loan balance during the preceding year. Repayment of loans shall not exceed five years, except for loans used to acquire the Participant’s principal residence. Each loan bears interest equal to the prime lending rate plus 1% as listed by Reuters on the last business day of the month prior to the month the loan is requested and is set on the day the loan is approved. Repayments are made by payroll deduction. Participants may have no more than three loans outstanding at any one time.
Forfeitures
Forfeitures of terminated nonvested account balances totaling $1,580,708 and $1,467,425 remained in the Plan as of December 31, 2017 and 2016, respectively. Forfeitures of $71,434 were used to pay administrative expenses during 2017.

Anthem 401(k) Plan
Notes to Financial Statements (continued)

Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the terms of ERISA. In the event the Plan is terminated, each Participant’s account shall be nonforfeitable with respect to both the Participant’s and the Plan Sponsor’s contributions, and the net assets are to be set aside for the payment of withdrawals to the Participants. The Plan Sponsor has the right to amend the Plan or to suspend matching contributions to the Plan at any time, either permanently or temporarily, for any length of time.
Administrative Expenses
Certain expenses of maintaining the Plan are paid by the Plan. The Plan Sponsor may bear certain costs associated with administering the Plan. These costs are not included in the accompanying financial statements and constitute exempt party-in-interest transactions. Transaction fees related to loan processing are paid from individual participant accounts. Investment related expenses are included in net appreciation in fair value of investments.
2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with accounting principles generally accepted in the United States (“GAAP”). Accordingly, contributions to the Plan and interest and dividend income are recognized as earned, and realized gains and losses and net unrealized appreciation (depreciation) of fair value of investments are recognized as they occur. Plan benefit payments and withdrawals are recognized when paid.
Use of Estimates
The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.
Investment Valuation and Income Recognition
Investments of the Plan are recorded at fair value. See Note 4 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis and interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
Notes Receivable from Participants
Notes receivable from participants represent Participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a Participant ceases to make loan repayments and the Plan administrator deems the Participant loan to be a distribution, the Participant loan balance is reduced and a benefit payment is recorded.

Anthem 401(k) Plan
Notes to Financial Statements (continued)

3. Employee Stock Ownership Plan ("ESOP")
The portion of the Plan invested in the Anthem Stock Fund is designated as an ESOP. Anthem, Inc. common stock is purchased by the ESOP using Participant directed contributions. Each Participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.
Put Option
In accordance with IRS regulations, Anthem, Inc. stock that ceases to be readily tradable on an established market includes a put option for any Participant who is otherwise entitled to a total distribution from the Plan. The put option is the right to require that the Plan Sponsor repurchase the Anthem, Inc. stock credited to the Participant’s account under a fair valuation formula. The distribution may be paid with interest over a period of not more than five years.
Dividends Paid on Anthem, Inc. Stock
Any cash dividends paid to the Participant’s account will be reinvested in the Anthem Stock Fund unless the Participant elects to receive the dividend in cash paid directly to the Participant. Participants may change their election to receive dividends in cash or to reinvest dividends at least quarterly.
4. Fair Value of Investments
Investments recorded at fair value in the statements of net assets available for benefits are categorized based on the level of judgment associated with the inputs used to measure their fair value. Level inputs, as defined by the Financial Accounting Standards Board ("FASB") guidance for fair value measurements and disclosures, are as follows:

Level Input:	Input Definition:

Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level II	Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III	Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.
Transfers between Levels, if any, are recorded as of the beginning of the reporting period.
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
The following methods and assumptions were used to determine the fair value of investments recorded at fair value in the statements of net assets available for benefits.
Mutual funds: Valued at quoted market prices, which represent net asset value ("NAV") of shares held by the Plan at year end.
Anthem, Inc. common stock: Valued at the closing price on the New York Stock Exchange on the last business day of the Plan year.
Self-directed brokerage accounts: Valued at quoted market prices of the investments held in the brokerage account. Equity securities held in the brokerage account are valued at quoted market prices reported on the active market on which the individual securities are traded on the last business day of the Plan year. Mutual funds are valued at quoted market prices, which represent the NAV of shares held in the brokerage account at year end.
Life insurance contracts: Valued at the cash surrender value of the policies as reported by the insurer.

Anthem 401(k) Plan
Notes to Financial Statements (continued)

Collective trusts: Valued at the NAV of units held. NAV is based on the value of the underlying investments divided by the number of units outstanding. The collective trusts replicate Vanguard's Target Date mutual funds. There are no restrictions on redemptions from the collective trusts.
A summary of fair value measurements by level for investments measured at fair value on a recurring basis is as follows:

December 31, 2017	Total	Level I	Level II	Level III
Mutual funds	$2,222,281,072	$2,222,281,072	$—	$—
Anthem, Inc. common stock	459,893,071	459,893,071	—	—
Self-directed brokerage accounts	39,519,963	39,519,963	—	—
Life insurance contracts	30,486	—	—	30,486
Investments measured at fair value	2,721,724,592	$2,721,694,106	$—	$30,486
Collective trusts *	4,115,532,841
Total investments	$6,837,257,433

December 31, 2016	Total	Level I	Level II	Level III
Mutual funds	$4,017,226,572	$4,017,226,572	$—	$—
Anthem, Inc. common stock	328,195,895	328,195,895	—	—
Self-directed brokerage accounts	33,405,408	33,405,408	—	—
Life insurance contracts	41,347	—	—	41,347
Investments measured at fair value	4,378,869,222	$4,378,827,875	$—	$41,347
Collective trusts *	1,284,034,365
Total investments	$5,662,903,587
* In accordance with FASB guidance, the collective trusts have not been classified in the fair value hierarchy as they are measured at fair value using NAV as a practical expedient. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total investments in the statements of net assets.
A reconciliation of the beginning and ending balances of assets measured at fair value on a recurring basis using Level III inputs for the years ended December 31, 2017 and 2016 is as follows:

Life Insurance Contracts
Year ended December 31, 2017:
Beginning balance at January 1, 2017	$41,347
Net unrealized losses relating to assets held at end of year	(2,760)
Purchases	2,281
Sales	(10,382)
Ending balance at December 31, 2017	$30,486

Year ended December 31, 2016:
Beginning balance at January 1, 2016	$69,383
Net unrealized losses relating to assets held at end of year	(4,904)
Purchases	3,112
Sales	(26,244)
Ending balance at December 31, 2016	$41,347
There were no transfers between fair value Levels during 2017 and 2016.

Anthem 401(k) Plan
Notes to Financial Statements (continued)

5. Exempt Related Party and Party-In-Interest Transactions
The Plan invests in mutual funds and collective trust funds managed by the Vanguard Group. Therefore, transactions in these investments constitute party-in-interest transactions.
The Plan invests in common stock of Anthem, Inc., a party-in-interest to the Plan. As of December 31, 2017, the Plan owned approximately 2,043,878 shares of Anthem, Inc. common stock with a fair value of $459,893,071. During 2017, the Plan had net sales of Anthem, Inc. common stock totaling $41,510,058.
During 2017, the Plan reimbursed the Plan Sponsor $6,934 for administrative expenses. This reimbursement is included in Administrative fees in the statement of changes in net assets available for benefits.
6. Income Tax Status
The Plan has received a determination letter from the IRS dated October 24, 2017, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Anthem 401(k) Plan
Notes to Financial Statements (continued)

7. Reconciliation to Form 5500
Reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2017 and 2016, is as follows:

	2017	2016
Net assets available for benefits per the financial statements	$7,081,621,142	$5,834,988,165
Deemed distributions of participant loans	(415,298)	(436,561)
Net assets available for benefits per the Form 5500	$7,081,205,844	$5,834,551,604
Reconciliation of the increase in net assets available for benefits per the financial statements to the net income per the Form 5500 for the year ended December 31, 2017 is as follows:

2017
Increase in net assets per the financial statements	$1,229,149,235
Deemed distributions activity	21,263
Net income per the Form 5500	$1,229,170,498

Anthem 401(k) Plan
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
EIN #11-3713086 Plan #0003
December 31, 2017

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, interest rate, collateral and par or maturity value	Current value

	Fidelity Mutual Funds
		Fidelity 500 Index Fund - Investor Class	16,161
		Fidelity 500 Index Fund - Premium Class	2,054,952
		Fidelity Contrafund	3,303,793
		Fidelity Dividend Growth Fund	164,920
		Fidelity Extended Market Index Fund - Premium	50,511
		Fidelity Freedom 2005 Fund	10,483
		Fidelity Freedom 2010 Fund	6,262
		Fidelity Freedom 2015 Fund	20,272
		Fidelity Freedom 2020 Fund	98,530
		Fidelity Freedom 2025 Fund	30,578
		Fidelity Freedom 2030 Fund	449,659
		Fidelity Freedom 2035 Fund	253,001
		Fidelity Freedom 2040 Fund	648,718
		Fidelity Freedom 2045 Fund	170,748
		Fidelity Freedom 2050 Fund	350,470
		Fidelity Freedom 2055 Fund	162,750
		Fidelity Freedom 2060 Fund	2,331
		Fidelity Freedom Income Fund	25,756
		Fidelity Global ex U.S. Index Fund - Premium Class	41,326
		Fidelity GNMA Fund	55,318
		Fidelity Government Money Market Fund	345,226
		Fidelity Inflation-Protected Bond Fund	69,011
		Fidelity Low-Priced Stock Fund	1,776,900
		Fidelity Mid-Cap Stock Fund	771,802
		Fidelity Real Estate Investment Portfolio	174,566
		Fidelity U.S. Bond Index Fund - Premium Class	149,331
			$11,203,375

	Other Mutual Funds
	Domini	Domini Impact Equity Fund Investor Shares	66,679
	Glenmede	Glenmede Small Cap Equity Portfolio Class Advisor	80,921
	Invesco	Invesco Diversified Dividend Fund R5 Class	1,384,389
	Janus	Janus Henderson Balanced Fund Class T	213,951
	Oakmark	Oakmark International Fund Investor Class	1,011,568
	PIMCO	PIMCO Income Fund Class D	845,167
			$3,602,675

*	The Vanguard Group Mutual Funds
		Explorer Fund Admiral Shares	141,248,199
		Inflation-Protected Securities Fund Institutional Shares	57,077,212
		International Growth Fund Admiral Shares	38,227,570
		Mid-Cap Value Index Fund Admiral Shares	179,463,532
		PRIMECAP Fund Admiral Shares	637,377,356
		Prime Money Market Fund Admiral Shares	489,982,371
		Wellington Fund Admiral Shares	424,894,196
		Windsor II Fund Admiral Shares	239,204,586
			$2,207,475,022
*	The Vanguard Group Collective Trusts
		Institutional 500 Index Trust	951,764,026
		Institutional Extended Market Index Trust	411,382,390
		Institutional Total Bond Market Index Trust	527,584,187
		Institutional Total International Stock Market Index Trust	576,083,484
		Target Retirement Income Trust Plus	50,134,780
		Target Retirement 2015 Trust Plus	124,764,615
		Target Retirement 2020 Trust Plus	118,491,359
		Target Retirement 2025 Trust Plus	409,579,165
		Target Retirement 2030 Trust Plus	128,325,409
		Target Retirement 2035 Trust Plus	365,926,579
		Target Retirement 2040 Trust Plus	111,075,967
		Target Retirement 2045 Trust Plus	229,618,502
		Target Retirement 2050 Trust Plus	73,104,599
		Target Retirement 2055 Trust Plus	29,586,129
		Target Retirement 2060 Trust Plus	7,820,865
		Target Retirement 2065 Trust Plus	290,785
			$4,115,532,841

*	Anthem, Inc. common stock		459,893,071

	Self-directed brokerage accounts		39,519,963

*	Notes receivable from participants	Interest rates range from 4.0% to 10.5%	184,829,120

	Genworth Life Insurance Company of New York	Individual life insurance cash surrender values	30,486
			$7,022,086,553
*Party in interest.
Note: As all investments are participant directed, column (d) is not applicable and has been eliminated.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Committee of ATH Holding Company, LLC has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
ANTHEM 401(k) PLAN

By:	/s/ Keith A. Passwater
Keith A. Passwater
Member, Pension Committee of ATH Holding Company, LLC

Date: June 15, 2018

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm